SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

MINUTES OF EXTRAORDINARY GENERAL SHAREHOLDER MEETING

OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS,

HELD ON MARCH 27th, 2017.

(Drawn up as summary, pursuant to the first paragraph of Article 130 of Law 6,404 of December 15, 1976)

PUBLIC HOLDING COMPANY

CORPORATE TAXPAYER’S ID (CNPJ) No. 33.000.167/0001-01

CORPORATE REGISTRY (NIRE) No. 33300032061

I.	DATE, TIME AND PLACE:

Meeting held on March 27th, 2017, at 3:00 P.M., at the Company’s headquarters located at Avenida República do Chile, 65, Centro, city of Rio de Janeiro, State of Rio de Janeiro.

II.	ATTENDANCE, QUORUM AND CALL:

Shareholders representing 86,52% of the common shares comprising the capital stock attended the meeting, according to registers and signatures in the Shareholders’ Attendance Book, called by notice published in the editions of February 23 and 02nd and 03rd of March 2017 of the Official Gazette of the State of Rio de Janeiro and the days 23 and 24 of February and March 02nd, 2017 of the newspaper Valor Econômico. The meeting was presided by Mr. Francisco Augusto da Costa e Silva, appointed by the Company´s Chairman, Pedro Pullen Parente, according to article 42 of Petrobras’ Articles of Incorporation. Mrs. Maria Teresa Pereira Lima, Counsel to the Federal treasury, representing Federal Union (União). Also attended the meeting the Director Ivan de Souza Monteiro and Mrs. Marisete Fátima Dadald Pereira, Chairperson of the Company’s Fiscal Council, pursuant to the provisions of Article 164 of the Brazilian Corporate Law lian Corporate Law.

III.	BOARD:

•	Chairman: Francisco Augusto da Costa e Silva
•	Representative of the Federal Government: Maria Teresa Pereira Lima
•	Secretary: João Gonçalves Gabriel

IV.	AGENDA:

Item I: Election of one member of the Fiscal Council appointed by the controlling shareholder.

Item II: Proposal for approval of disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of Petroquímica Suape and CITEPE, to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), for the amount, in Reais, equivalent to US$ 385,000,000.00 (three hundred and eighty five million dollars).

V.	RESOLUTIONS:

In Objection

The drawing up of these minutes as summary was approved by the majority of the shareholders present, pursuant to article 130 of Law 6,404 of December 15, 1976.

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In Extraordinary General Shareholder Meeting:

Item I: Approval, by a majority vote of the attending shareholders (voting map in annex), the election of Mr. Adriano Pereira de Paula, Brazilian, born in Rio de Janeiro, divorced, economist, adress Avenida Henrique Valadares nº 28, Torre A, 18º andar, Centro, Cidade do Rio de Janeiro/RJ, CEP 20231-030, ID nº 05556210-2, issued by Instituto Félix Pacheco/RJ, and individual taxpayer’s ID (CPF) nº 743.481.327-04, as a member of the Fiscal Committee of the Company, as representative of the National Treasury, replacing Mr. Paulo José dos Reis Souza, with term of office by the 2017 Ordinary General Meeting.

The Chairman of the Meeting informed that pursuant to CVM Instruction 481/09 and its amendments, voting instructions were sent through a ballot paper, whereby shareholders holding 157,700 shares abstained and shareholders holding 119,094 shares approved item I of the Agenda of this Meeting.

Item II: Approval, by a majority vote of the attending shareholders (voting map in annex), sale of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of Petroquímica Suape and CITEPE, to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), for the amount, in Reais, equivalent to US$ 385,000,000.00 (three hundred and eighty five million dollars), under conditions proposed by the Company’s Management, according the information on the Handbook for Meetings of this General Meeting.

The Union, in its vote, before a manifestation of the National Treasury Secretariat—STN, in the sense that there may have been irregularities in the companies of the PQS Complex, which caused losses due to unduly capitalized investments, determined, such as the provision contained on the minutes of the Extraordinary General Meeting of the Company held on May 25, 2015, that Petrobras promote the proper determination of the facts, as well as adopt any and all legal measures necessary to hold the agents responsible for damages and, still, to recover the damages that were caused to him.

The Chairman of the Meeting informed that pursuant to CVM Instruction 481/09 and its amendments, voting instructions were sent through a ballot paper, whereby shareholders holding 157,700 shares abstained and shareholders holding 119,094 shares approved item II of the Agenda of this Meeting.

With nothing else to be discussed, the Extraordinary General Shareholder Meeting was closed.

VI.	REGISTRATION OF MANIFESTATIONS:

The following verbal manifestations are contained:

-	Petrobras’ Engineers Association – AEPET, represented in this Meeting by Mr. Silvio Sinedino Pinheiro, manifesting verbally about the Petrobras’ divestment plan aspects and against the item II of the Agenda;

-	Shareholder Luis Eduardo Potsch de Carvalho e Silva, manifesting verbally on methodological aspects of item II of the Agenda, stating that it is necessary to hold a broader debate on the subject and pointing out that it is not a matter of monetary and financial matters, but rather a matter of state.

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VII.	DOCUMENTS FILED IN THE HEADQUARTERS:

The following documents are filed in the Company´s headquarters, in attention to and as provided in Act 6.404/76, article 130, § 1st, item “a”:

-	Papers filled in by shareholders or its proxies and delivered to the Board, containing resolutions provided of item I and II in the Agenda of the Extraordinary General Meeting;

-	Proxy and voting manifestation of The Bank of New York Mellon – Depositary Receipts, the Depositary Institution abroad, issuer of the ADRs representing shares of the Company, represented in this Meeting by Mr. Ricardo Jose Martins Gimenez, reporting the following manifestations of ADR holders, concerning the item I and II of the Agenda: Item I: For: 607,847,125; Against: 9,439,350; and Abstain: 2,585,476; Item II: For: 613,970,876; Against: 3,424,973; and Abstain: 2,476,102.

-	List of votes of custodian funds by HSBC, BNP Paribas, J.P. Morgan, Santander and Citibank.

-	Manifest of Petrobras’ Engineers Association – AEPET.

-	Manifest of shareholder Luis Eduardo Potsch de Carvalho e Silva.

-	Distance Voting Ballot Form.

Francisco Augusto da Costa e Silva

Chairman of Extraordinary General Meeting

Maria Teresa Pereira Lima

Representative of the Federal Government

Ricardo Jose Martins Gimenez

Representative of the Bank of New York Mellon – Depositary Receipts

João Gonçalves Gabriel

Secretary

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CNPJ/MF – 33.000.167/0001-01

NIRE – 33300032061

Open Company

EXTRAORDINARY GENERAL SHAREHOLDER MEETING – MAR/27/2017

Consolidated maps of votes related to Extraordinary General Meeting

Resolutions	For		Against	Abstain
The drawing up of these minutes as summary was approved by the majority of the shareholders present	6,439,087,069	*	0	0
Election of one member of the Fiscal Council appointed by the controlling shareholder—Candidate Adriano Pereira de Paula	4,872,517,864		16,229,016	1,550,340,189
Proposal for approval of disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of Petroquímica Suape and CITEPE, to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), for the amount, in Reais, equivalent to US$ 385,000,000.00 (three hundred and eighty five million dollars)	5,675,836,977		3,444,940	759,805,152

*	No objection

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer